October 13, 2016

VIA EDGAR

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        Quality Care Properties, Inc.

Registration Statement on Form 10

File No. 001-37805

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. McManus:

Quality Care Properties, Inc. (“QCP”) hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-37805) (the “Registration Statement”) be accelerated so that, in conjunction with your receipt of certification from the New York Stock Exchange that the shares of common stock of QCP  have been approved for listing and registration, the Registration Statement will become effective as of 4:30 p.m. on October 14, 2016. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: at its meeting on October 13, 2016, the board of directors of HCP, Inc. (“HCP”) took several actions in connection with the spin-off of QCP from HCP, including establishing the distribution ratio for the spin-off whereby shareholders of HCP will receive one share of QCP common stock for every five shares of HCP common stock they hold on the record date, setting a record date of October 24, 2016 and setting a distribution date of October 31, 2016. HCP and QCP wish to commence immediately following effectiveness the process of printing the Information Statement, which is filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Registration Statement, and mailing it as soon as possible thereafter.

* * * * *

Kim McManus

Securities and Exchange Commission

October 13, 2016

Please contact the undersigned at 703-615-3470 should you require further information or have any questions.

Very truly yours,

Quality Care Properties, Inc.

By:	/s/ C. Marc Richards
Name: C. Marc Richards
Title: Chief Financial Officer

cc:                              Troy E. McHenry, Esq., Executive Vice President, General Counsel and Corporate Secretary

HCP, Inc.

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP